Exhibit 99.3

Seabridge Gold Inc.

MANAGEMENT PROXY CIRCULAR
(As at May 8th, 2018, except as indicated)

SOLICITATION OF PROXIES

This management proxy circular is furnished in connection with the solicitation of proxies by the management of Seabridge Gold Inc. (the “Corporation”) for use at the Annual Meeting of Shareholders (the “Meeting”) of the Corporation, and at any adjournments thereof, to be held on June 27, 2018 at 4:30 p.m. (Toronto time) at The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained and compensated for that purpose. The cost of solicitation will be borne by the Corporation.

Registered shareholders and non-registered shareholders will be distributed proxy-related materials pursuant to the “notice-and-access” regime adopted by the Canadian Securities Administrators. It is anticipated that a notice with information about the notice-and-access process and voting instructions as well as a voting instruction form or proxy form will be distributed to registered and beneficial shareholders on or about May 22, 2018. The Corporation is providing only those shareholders with existing instructions on their account to receive a paper copy of the Corporation’s meeting materials with paper copies of this Management Proxy Circular.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will exercise the voting rights of a shareholder on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed as proposed proxyholders in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. Shareholders that return a proxy are not precluded from attending the Meeting in person.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Registered shareholders may submit proxies by four different means; mail, fax, telephone or internet. To submit a proxy by mail, return completed forms of proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 for receipt by no later than 4:30 p.m. (Toronto time) on June 25, 2018 unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. To submit a proxy by telephone, on a touch tone phone dial 1-866-732-8683. To submit a proxy using the internet, go to www.investorvote.com. Submitting proxies by mail or the internet are the only methods by which a shareholder may appoint a proxyholder other than the Management Proxyholders.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of common shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares, a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s, TSFA’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited for Canadian brokers and CEDE & Co., on behalf of The Depository Trust Company, for U. S. brokers, (any of them herein being a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered holder. In this Management Proxy Circular non-registered shareholders are sometimes referred to as “beneficial owners” of the Corporation’s shares.

In accordance with securities regulatory policies, the Corporation is distributing copies of the materials relating to the Meeting, specifically the Notice of Meeting, the Voting Instruction Form or Form of Proxy, and a Notice in the form required under the notice-and-access regime adopted by the Canadian Securities Administrators, to the Nominees or their agents for distribution to non-registered holders. The Corporation is not mailing directly to non-registered holders who are "non-objecting beneficial owners" and has forwarded the Meeting materials to the Nominees or their agents to do so. The Corporation intends to pay for Nominees to deliver the Meeting materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to the non-registered holders who are "objecting beneficial owners".

Nominees are required to forward these Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own voting instruction form, mailing procedures and provide their own return instructions. If you wish to have your shares voted by proxy, you should carefully follow the instructions from the Nominee in order that your common shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by crossing out the names of the proxyholders proposed by management and writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

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If you, as a non-registered holder, do not return the voting instruction form and hold your shares through a U.S. broker, your broker or other Nominee will vote your common shares on each matter at the Meeting for which it has discretionary authority. If you do not give instructions to it as to how to vote your shares, the broker has authority under New York Stock Exchange (“NYSE”) rules to vote those shares for or against “routine” proposals. Therefore, it is very important that non-registered holders instruct their broker, bank or other nominee how they wish to vote their shares. Brokers cannot vote on their client’s behalf on “non-routine” proposals for shareholders meetings. Under these rules, the election of directors is considered a “non-routine” proposal. The appointment of auditors for the 2018 fiscal year and the authorization of the directors to fix the compensation of the auditors are considered routine matters and brokers will be permitted to vote shares held for non-registered holders on these proposals. These rules apply to voting the Corporation’s common shares even though they are also listed on the Toronto Stock Exchange (“TSX”). If such broker votes common shares that are unvoted by its clients for or against a “routine” proposal, these shares are counted for the purpose of establishing a quorum at the Meeting and also will be counted for the purpose of determining the outcome of “routine” proposals. If such broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a routine proposal, a “broker non-vote” occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals. Common shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of common shares needed to approve the proposal.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. This revocation must be delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman at the Meeting or any adjournment thereof. A proxy may also be revoked in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

RECORD DATE

The Board of Directors of the Corporation has fixed May 8th, 2018 (the “Record Date”) as the record date for the purpose of determining shareholders entitled to receive Notice of the Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of Preferred shares, issuable in series, of which 59,422,318 common shares were issued and outstanding and no Preferred shares were issued and outstanding as of May 8th, 2018. The holders of common shares are entitled to one vote for each Common share held.

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Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution unless specifically stated otherwise.

To the knowledge of the directors and executive officers of the Corporation as of May 8th, 2018, the only persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation are as follows:

  Pan Atlantic Bank and Trust Limited owns 6,254,432 Common shares of the Corporation representing 10.53% of the outstanding shares of the Corporation and FCMI Financial Corporation, which owns all of the shares of Pan Atlantic Bank and Trust Limited, owns 694,092 Common shares representing 1.17% of the outstanding shares of the Corporation. FCMI Parent Co., an affiliate of FCMI Financial Corporation owns 3,915,682 Common shares representing 6.59% of the outstanding shares of the Corporation. In addition, principals of the Friedberg Mercantile Group Ltd. and their foundations own 322,525 Common shares of the Corporation representing less than 0.54% of the Corporation’s outstanding shares. Pan Atlantic Bank and Trust Limited is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd.

ELECTION OF DIRECTORS

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Corporation does not have an executive committee. The Corporation is required to have an audit committee. Members of this committee, and other committees of the Board, are as set out in the table below.

The shareholders have fixed the number of directors at seven and the Corporation presently has seven directors. It is proposed that at the Meeting the shareholders approve a resolution fixing the number of directors at eight. Management of the Corporation proposes the following eight persons as its nominees for election as directors of the Corporation at the Meeting. Information concerning the nominees, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(5)
A Frederick Banfield (2) (3) (4) Arizona, USA	Retired, formerly CTO, MineSight (formerly Mintec Inc.), a consulting and software company providing services to the minerals industry, since 1970.	Since October 1999	325,000
Rudi P. Fronk Colorado, USA Chairman and CEO	Chairman and CEO, Seabridge Gold Inc.	Since October 1999	970,000 directly 30,000 indirectly
Eliseo Gonzalez-Urien(2) (3) (4) Oregon, USA	Retired as Senior Technical Advisor, Seabridge Gold Inc. in 2013 and as Senior Vice President,	Since January 2006	89,765

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Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(5)
	Placer Dome Inc. in 2001.
Richard C. Kraus(1) (3) Colorado, USA	Executive Chairman of The RMH Group, Inc. since 2001	Since December 2013	2,000
Jay Layman Wyoming, USA President and Chief Operating Officer	President and Chief Operating Officer, Seabridge Gold since June, 2011; Independent Consultant (President of Tactical and Strategic Advisory Services LLC), August 2010 to February 2011, Vice President Solutions and Innovation, Newmont Mining Company from May 2007 to August 2010; Vice President Corporate Development, Hecla Mining Company, 2006 to April 2007.	Since June, 2012	7,393
Clem Pelletier British Columbia, Canada	Senior Technical Advisor at ERM: Environmental Resources Management, Process Chemist/Metallurgist, founder and former CEO of Rescan Group Ltd. 1981 to September, 2012	None	5,000 indirectly
John Sabine(1) (3) Ontario, Canada	Corporate Director	Since June, 2014	5,050 directly 18,000 indirectly
Gary Sugar(1) (3) Ontario, Canada	Retired in 2012 as a Managing Director at RBC Capital Markets, former Director, Stillwater Mining Co., Osisko Mining Corp. and Romarco Minerals Inc.	Since May, 2016	Nil
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Technical Committee.
(5)

Shares beneficiallyowned, or controlled or directed, directly or indirectly, as at May 8th, 2018, is based upon information furnished to the Corporation by the individual directors. Unless otherwise indicated, such shares are held directly.

Shareholders will vote on directors individually, not by slate. The shareholders are being asked to fix the number of directors of the Corporation at eight and, if so fixed, the eight director nominees with the highest number of votes will be elected at the Meeting.

To the knowledge of the Corporation, no proposed director:

(a)	is, as at the date of the Management Proxy Circular, or has been, within 10 years before the date of the Management Proxy Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

	(i)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

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(ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity;

(b)	is, as at the date of the Management Proxy Circular, or has been within 10 years before the date of the Management Proxy Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of the Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the foregoing, an "Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

MAJORITY VOTING POLICY

The Board of the Corporation, with the input of its Corporate Governance and Nominating Committee, works to ensure that nominees to the Board have backgrounds and expertise that reflect the needs of the Board, enabling it to discharge its functions, including through the operation of appropriately constituted committees. The Corporate Governance and Nominating Committee is tasked with ensuring that the Board has the collective capacity to oversee the various areas most relevant to the activities being undertaken by the Corporation at any particular time. However, the Board also wishes to appear responsive to the input it receives from its shareholders with respect to the election of individual directors. To this end, the Corporation has adopted a majority voting policy for uncontested director elections. Under this policy, any nominee who receives a greater number of votes ‘‘withheld’’ than votes ‘‘for’’ will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance and Nominating Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Corporate Governance and Nominating Committee will be expected to accept the resignation absent exceptional circumstances. The Board of Directors will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

EXECUTIVE COMPENSATION

For the purposes of this Management Proxy Circular:

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(a)	“Chief Executive Officer” or “CEO” of the Corporation means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)	“Chief Financial Officer” or “CFO” of the Corporation means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)	“executive officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, who is performing a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d)	“Named Executive Officer” or “NEO” means:

(i) a CEO;
(ii) a CFO;
(iii) each of the three most highly compensated executive officers of the Corporation, including its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(iv) each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

(e)	“Option Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and

(f)	“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

COMPENSATION DISCUSSION AND ANALYSIS

ROLE OF THE COMPENSATION COMMITTEE

The Corporation’s compensation policies are established and monitored by the Board of Directors as a whole, recognizing that compensation, especially to senior officers, must be directly related to board-approved strategies and goals. The Compensation Committee is responsible for annually reviewing the Corporation’s compensation arrangements with its executive officers and making recommendations to the Board.

The planning process begins late in the fiscal year with Board deliberation of the corporate goals and strategies to be pursued in the ensuing year in order to improve shareholder value. These goals and strategies specifically relate to increasing the value of the Corporation in the long term; they are approved and fully disclosed in the Corporation’s annual report along with an explicit review of the extent to which the previous year’s goals were achieved. Budgets are then reviewed and approved by the Board to support the board-approved goals and

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strategies. Coterminous with the Board’s approval of next year’s goals, the Compensation Committee considers performance against the goals previously set for the year then ending. A review of compensation for directors and officers at comparator companies is also undertaken. Comparator companies are those of similar size in which the configuration of the business and the responsibilities of directors and officers are also similar. The Compensation Committee also invites input from management in order to obtain their evaluation of performance at key positions and to obtain their assessment of the competitive issues which could affect retention of key personnel. The Compensation Committee then makes a formal recommendation to the Board for adjustments to base pay, bonuses, option grants and restricted share units, if any. The Board makes final determinations and may exercise its discretion.

When reviewing the compensation of the executive officers, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the senior executive officers’ total compensation package in consultation with the CEO and making proposals to the Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

No changes are presently planned for the Corporation’s compensation policies and practices in 2018.

COMPENSATION PHILOSOPHY

All employees of the Corporation receive compensation based on market value for the type of role they perform. Additional consideration is given to internal pay equity and performance. The compensation payable to employees consists of four elements: base salary; bonuses paid upon performance of the individual and the business; restricted share units (“RSUs”) that vest based on the achievement of corporate objectives or after specified time periods have elapsed; and long-term incentives by way of the grant of stock options in accordance with the policies of the TSX and the Corporation’s Stock Option Plan. The Corporation does not provide sponsored or defined pension or retirement plans. Employees are expected to provide for their own retirement and to obtain their own advice in making such arrangements.

In awarding compensation the Compensation Committee compares the compensation it awards its NEOs with that of companies similar to the Corporation during the relevant year. The companies are all mining companies within a reasonable range of the market capitalization of the Corporation and its stage of development. Companies used for comparison purposes included NovaGold Resources Inc., Detour Gold Corporation, Gabriel Resources Ltd., International Tower Hill Mines Ltd., Pretium Resources Inc., Northern Dynasty Minerals Ltd., Sabina Gold and Silver Corp., Continental Gold Inc. and Osisko Mining INC.

BASE SALARY

In the Compensation Committee’s view, paying base compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer (including each of the NEOs) is determined by an assessment by the Compensation Committee of each executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation

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as a whole and the role each executive officer played in the Corporation’s performance. The corporate objectives used to evaluate performance are set out every year in the Corporation’s annual report to shareholders together with a review of the previous year’s performance against that year’s objectives. At the end of 2015 it was determined that the 3 Vice Presidents compensation had not been raised for several years and had fallen behind the salaries paid by the comparator companies for similar roles and their compensation was increased starting in 2016 in order for it to remain competitive.

Upon conducting an industry analysis at the end of 2017, it was determined that the Corporation's base salary levels are at similar levels or slightly above those of its comparators. It was decided that salaries for officers in 2018 would remain unchanged.

BONUSES

As detailed above, bonuses are performance based and are determined by personal performance, team performance and/or Corporation performance. Bonus levels are related to the level of position of the executive officer with the Corporation and base salary. The Board ultimately has the discretion to award compensation absent the attainment of goals or to alter the bonus amounts recommended by the Compensation Committee but is only likely to exercise this discretion in ways that are consistent with the Corporation’s compensation philosophy.

In 2017 the Corporation achieved five of the seven objectives in its 2016 Annual Report to shareholders and was on track for achieving one additional objective in the first quarter of 2018. The final objective was concluding a joint venture or similar transaction at KSM, which was not achieved, but there was greater activity by major companies in reviewing the details of the KSM Project in 2017 than ever before, including two new parties having approached the Corporation wanting to learn more about the KSM Project. With 5 objectives achieved and significant progress made towards achieving the remaining objectives the Corporation considered it had another very successful year. Given its successes, bonuses of 25% of salary to non-director executive officers were awarded in 2017 after having reduced bonuses to 15% in 2016 due to a low cash balance at the time and its Chairman and CEO and its President and COO were awarded cash bonuses of 50% of salary. The Chairman and CEO’s bonus was payable in two instalments, 50% immediately and 50% upon announcement of an updated resource estimate for the KSM Project representing achievement of a sixth objective. One consideration supporting the difference between the size of bonuses of the non-director executive officers and the Chairman and CEO and President and COO (who are directors) is that the Chairman and CEO and President and COO are not eligible to receive RSUs.

RESTRICTED SHARE UNITS

In late 2013 the Corporation adopted a restricted share unit plan as a more direct means of achieving greater share ownership by its non-director officers and other employees. Stock options proved to be a somewhat ineffective means of compensating and motivating employees during the years of adverse market conditions for mining companies from 2012 to 2016, particularly non-director employees, who have met or exceeded their objectives only to see their options expire without realizing value. Options incur a significant non-cash expense when granted, reflecting their value in a volatile environment, but this expense is not recaptured when the options expire unexercised and corporate expense levels may therefore appear to be overstated. As options are granted with an exercise price at or above the market price at the time of grant, the number of optioned shares required to achieve a particular compensation effect is likely to be considerably greater than would be the case with a grant of RSUs, resulting in potentially greater share dilution. As Seabridge continues to measure its performance in terms of reserves and resources per share, the Corporation exercises considerable care to restrain share dilution and therefore has used grants of RSUs in recent years for certain employees.

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The RSUs granted under the plan will vest upon the achievement of corporate objectives or after a specified time period has elapsed. RSU’s tend to serve as short term (maximum of two years) compensation, depending on the vesting criteria imposed by the Board. When determining the number of RSUs to be granted to a non-director officer or other employee, the Compensation Committee takes into account the duties and seniority of the employee, the performance of the employee and the employee’s contributions to the success of the Corporation.

As described above, six of the Corporation’s seven objectives for 2017 were met during 2017 or on course for being met in the first quarter of 2018. The Corporation successfully completed a drill program on the down dip extension of the Iron Cap deposit and followed up on the new higher-grade discovery made last year above Iron Cap to determine its potential size and orientation. At the Iskut Project, the Company completed a drill program that focussed on the high grade potential at the Quartz Rise target and, in cooperation with the Tahltan and B.C. regulators, began implementation of the Johnny Mountain Mine reclamation and closure plan. In addition, work commenced and was in progress for the preparation of an updated resource estimate at Iron Cap (to demonstrate increased gold ownership per share) and work in relation to reaching further agreements to strengthen social license with Treaty and First Nations and local communities in the area of the KSM Project had progressed very well. These successes and the scale of cash bonuses were factors that the Compensation Committee considered prior to their approval of RSU compensation in December 2017. The Board decided to award RSUs to non-director executive officer’s in an amount equal to approximately 25% of their annual salary, with RSUs vesting on completion of the updated Iron Cap resource estimate.

LONG-TERM INCENTIVES

The Corporation has provided long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX. Any options granted permit executive officers to acquire common shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options is to offer the directors, officers and employees the opportunity to directly benefit from increases in the Corporation’s share price over a longer period of time, which effectively aligns the financial interests of directors, officers and key employees with the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options previously granted to the executive officer. The Compensation Committee considers option compensation granted by similar companies to executives with similar responsibilities, comparing such option grants on the basis of the percentage they represent of total shares outstanding rather than the absolute number of such options. Options granted to the directors, including officers who are directors, are made subject to specific vesting requirements, which have included Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives. The options granted to directors in 2015, 2016 and 2017 will vest on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation. Options granted to the other NEOs are made subject to specific vesting requirements that are time based.

As discussed above in the section Restricted Share Units, the Corporation achieved six of seven of the Corporation’s objectives for 2017 during 2017 and early 2018, including a very successful drill program on the Iron Cap deposit and the resulting significant increase in the Iron Cap resource estimate, the initial drill program on the high grade potential at the Quartz Rise target and the beginning of the implementation of the Johnny Mountain Mine reclamation and closure plan. In addition, the Corporation made excellent progress towards reaching further agreements to strengthen social license with Treaty and First Nations and local communities in the area of the KSM Project. The Corporation also completed both a flow-through financing and a (non-flow-through) prospectus

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offering in the second quarter and a small flow-through financing in the fourth quarter. These achievements and comparisons of grants made by similar companies to executives with similar responsibilities were considered by the Compensation Committee when it recommended the grant of options to the NEOs at the end of 2017.

OTHER COMPENSATION

The Corporation provides no compensation to its NEOs other than Base Salary, Bonuses, RSUs and Long-Term Incentives as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s stock option plan and RSUs granted pursuant to the Corporation’s restricted share unit plan.

TERMINATION BENEFITS

NEOs receive a payment equal to 100% of base salary if terminated for any reason other than cause. This termination payment is also triggered by a change of control of the Corporation whether or not termination occurs.

ASSESSMENT OF RISKS OF COMPENSATION POLICIES AND PRACTICES

The Board has considered the implications of the risks associated with the Corporation’s compensation policies and practices. In general, the Board believes that these risks are lessened by the fact that the Corporation is not an operating company and therefore there is not an incentive to boost operating performance to meet short term goals at the expense of long term profitability. The Corporation does not have an active program to invest in financial instruments and does not reward management based on the returns on its financial resources. Directors receive regular cash reconciliations against approved budgets to ensure that expenditures are not being diverted from Board-approved goals to other riskier programs.

Two Board initiatives have been taken to reduce the risk of compensating officers for undue risk-taking. First, the Corporation has a long-standing policy of imposing onerous vesting requirements for its option grants to ensure that there is little or no incentive to choose short term performance of the Corporation’s shares over the longer term development of the Corporation. Vesting requirements for directors and senior officers have been directly tied to achieving long term goals or vest over several years.

Second, the Board recognizes that the goals which it uses to assess compensation for most senior officers have an important technical component. One of the fundamental metrics that is a focus of the Corporation is the number of resource and reserve ounces of gold per share. Another example is that bonuses have been paid in recognition of the completion of favorable preliminary feasibility studies and for obtaining environmental approval of its KSM Project. It is important for the Board to be comfortable that incentives for achieving such objectives are not jeopardizing the quality of work performed or the safety and well-being of employees. In the case of estimates of resources and reserves, these are typically prepared by independent consultants whose fees do not vary with the number of ounces of resources or reserves estimated by them. As another check on the validity of technical work, the Board has established a Technical Committee with the mandate and resources to review independently the quality of work performed and the Corporation’s procedures and practices, including the prudence of the models and assumptions underlying estimates. The Board expects this committee to mitigate compensation risks in connection with the Corporation’s long term goals.

The Corporation, its NEOs and directors do not engage in the purchase of financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

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PERFORMANCE GRAPH

The following graph illustrates the Corporation’s cumulative total shareholder return over the five most recently completed financial years of the Corporation for a $100 investment in the Corporation’s common shares made on December 31, 2012 (being the start of such five year period). For comparative purposes, the cumulative total returns for a $100 investment over the same time period of the S&P/TSX Composite Index (the “S&P/TSX Index”) and the S&P/TSX Global Gold Index (the “S&P/TSX Gold Index”) are also provided. The S&P/TSX Gold Index figures and the S&P/TSX Index figures used in the graph include the reinvestment of dividends.

Over the five year period, a $100 investment in the Corporation’s common shares would have decreased in value to $79.72 as compared to an increase to $151.28 for the S&P/TSX Composite Index and a decrease to $68.12 for the S&P TSX Composite Gold Index. Over the same time period, the Corporation’s salary compensation to the named executive officers has been on an increasing trend but bonus payments have been modest. As outlined in this Management Proxy Circular, the Corporation awards salaries and bonuses that are competitive to officers in comparable positions in comparator companies and has tied bonus compensation to the achievement of corporate objectives. The trend in the Corporation’s salaries is a reflection of salaries typically increasing industry wide during the earlier years of the period and the Corporation broadening its senior management team as the Corporation has been advancing the KSM Project and hiring new senior officers. The trend in bonuses in the period is a reflection that, although the Corporation has generally been very successful in achieving its objectives in the development of its projects over the period, it has reduced the size of bonus awards in light of challenging financial market conditions. The in-the-money value of stock option compensation, the component of executive compensation that is tied to share price performance, has been negligible over the period.

SHARE-BASED AND OPTION-BASED AWARDS

The Corporation’s stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. Similarly, the Corporation’s restricted share unit plan is being and will be used to provide RSUs which are granted in consideration of the duties and seniority of the non-director officer, the performance of the non-director officer and the non-director officer’s contributions to the

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success of the Corporation. In determining the number of options or RSUs to be granted to the directors and officers, the Board of Directors, with recommendations of the Compensation Committee, takes into account the number of options and RSUs, if any, previously granted to each director or officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the directors and officers with the interests of shareholders.

COMPENSATION GOVERNANCE

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Corporation, including option-based and share-based awards, through recommendations to the Board. Compensation policies are established by the Board. When new senior officers are hired the Committee analyses compensation by comparison to compensation paid by comparator companies to executives with similar responsibilities. The process followed by the Corporation in its annual review of compensation is described above under “Role of the Compensation Committee” and the responsibilities, powers and operation of the Compensation Committee are described below under “Disclosure of Corporate Governance Practices - Compensation”.

In 2017, the Corporation’s Compensation Committee was made up of Eliseo Gonzalez-Urien and Fred Banfield, all of whom are independent directors. Both have substantial mining industry experience in the hiring, evaluation and compensation of management level personnel.

The chairman of the Compensation Committee, Mr. Gonzalez-Urien, as President of Placer Dome Exploration Ltd., was directly responsible for the compensation practices of a large, multi-national company subsidiary. In addition, Mr. Gonzalez-Urien serves on the compensation committee of another publically traded, precious metal company. Mr. Banfield co-founded Mintec Inc. and was one of the original developers of MineSight™. Over 40 years Mr. Banfield oversaw Mintec’s growth from 2 employees to over 230 employees and in the process acquired significant experience in compensation matters.

SUMMARY COMPENSATION TABLES

The following table (presented in accordance with National Instrument Form 51-102F6 – “Form 51-102F6”) sets forth all direct and indirect compensation in Canadian dollars provided to the Corporation’s Named Executive Officers, for each of the Corporation's most recently completed financial years. The Named Executive Officers of the Corporation are Rudi Fronk, Christopher Reynolds, Jay Layman, William Threlkeld and Peter Williams.

NEO Name and Principal Position	Year	Salary(6) ($)	Share- Based Awards(2) ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(4)	Long-term Incentive Plans
Rudi P. Fronk Chairman & CEO	2017	649,300(1)	NIL	675,100	308,418	NIL	NIL	NIL	1,623,818
	2016	662,400(1)	NIL	1,227,375	264,000(5)	NIL	NIL	NIL	2,153,775
	2015	639,350(1)	NIL	297,800	472,398(5)	NIL	NIL	NIL	1,409,548
Christopher J. Reynolds Vice President, Finance and CFO	2017	300,000	63,600	202,530	75,000	NIL	NIL	NIL	641,130
	2016	300,000	104,500	888,063	45,000	NIL	NIL	NIL	1,337,563
	2015	250,000	166,950	NIL	50,000	NIL	NIL	NIL	466,950
Jay S. Layman President and	2017	519,440(1)	NIL	675,100	253,227	NIL	NIL	NIL	1,447,767
	2016	529,920(1)	NIL	1,091,000	80,460	NIL	NIL	NIL	1,701,380

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NEO Name and Principal Position	Year	Salary(6) ($)	Share- Based Awards(2) ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(4)	Long-term Incentive Plans
COO	2015	511,480(1)	NIL	670,050	506,178(5)	NIL	NIL	NIL	1,181,530
William E. Threlkeld Senior VP, Exploration	2017	389,580	73,140	202,530	97,395	NIL	NIL	NIL	762,645
	2016	397,440	120,175	136,375	60,345	NIL	NIL	NIL	714,335
	2015	383,610	NIL	590,480	76,722	NIL	NIL	NIL	1,050,812
Peter D. Williams Senior VP, Technical Services	2017	389,580	206,700	202,530	97,395	NIL	NIL	NIL	896,205
	2016	397,440	339,625	136,375	60,345	NIL	NIL	NIL	933,785
	2015	383,610	261,555	NIL	76,722	NIL	NIL	NIL	721,887

(1)	The Chairman and CEO and the President and COO are also directors but do not receive fees for acting in their capacity as a director. In addition, being directors they are not eligible to receive RSUs.
(2)	The Corporation calculated the grant date fair value of the RSUs granted in 2015-2017 based on the market price of the Corporation’s shares on the date of the grant. The fair value of the grants is being amortized over the expected service periods estimated based on a weighted average probability assumption on the achievement of corporate objectives, linked to the vesting criteria.
(3)	The Corporation used the Black-Scholes model as the methodology to calculate the grant date fair value for options that vest over time and relied on the following key assumptions and estimates for each calculation: Dividend yield – nil; Expected volatility – 59%-62%; Risk free rate of return – 1.2%-1.7%; expected life of options – 4.5-5 years. The Corporation chose this methodology because it is a recognized standard for such valuations.
(4)	The Corporation pays a discretionary annual bonus as part of its compensation to executive officers and the amounts in this column reflect the bonus amounts that were paid or payable in the specified year.
(5)	The bonus awards reported in 2015 for Mr. Fronk and Mr. Layman included bonuses of $312,560 and $250,438, respectively, in respect of bonuses awarded for performance in 2014 but not payable until 2015. The bonus award reported in 2016 for Mr. Fronk included a bonus of $165,000 in respect of performance in 2015 but not payable until 2016.
(6)	The salary of each of Rudi Fronk, Jay Layman, William Threlkeld and Peter Williams are payable in US Dollars. Other than the increase in salary starting in 2016 for Mr. Threlkeld and Mr. Williams (as discussed above under “Base Salary”), the changes in salaries of these officers shown for 2015, 2016 and 2017 in the table above are solely as a result of the change in the CDN$:US$ exchange rate (their salaries in US$ did not increase).

INCENTIVE PLAN AWARDS
Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Named Executive Officers. The Corporation grants share-based awards to its non-director NEOs in the form of RSUs under its Restricted Share Unit Plan (“RSU Plan”).

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Name	Option-Based Awards					Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) ($)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested(2) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Rudi P. Fronk	100,000	13.14	Dec. 14, 2022	113,000	NIL	NIL	NIL
	225,000	10.45	Dec. 19, 2021	859,500
	100,000	9.00	Apr. 27, 2020	527,000
	250,000	10.36	Mar. 24,2019	977,500
	250,000	12.60	Mar. 5, 2018	417,500
Christopher J. Reynolds	30,000	13.14	Dec 14, 2022	33,900	11,000	156,970	NIL
	37,500	10.45	Dec. 19, 2021	143,250
	100,000	13.52	Mar. 24, 2021	75,000
Jay Layman	100,000	13.14	Dec. 14, 2022	113,000	NIL	NIL	NIL
	200,000	10.45	Dec. 19, 2021	764,000
	225,000	9.00	Apr. 27, 2020	1,185,750
William E. Threlkeld	30,000	13.14	Dec. 14, 2022	33,900	12,750	181,942.50	NIL
	25,000	10.45	Dec. 19, 2021	95,500
	110,000	11.13	Dec. 20, 2020	345,400
Peter D. Williams	30,000	13.14	Dec. 14, 2022	33,900	23,250	331,777.50	NIL
	25,000	10.45	Dec. 19, 2021	95,500
	100,000	12.91	Jun. 5, 2018	136,000

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $14.27, and the exercise or base price of the option.
(2)	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $14.27.

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2017 for each of the Named Executive Officers:

NEO Name	Option-Based Awards – Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year (2) ($)
Rudi P. Fronk	NIL	N/A
Christopher J. Reynolds	126,667	63,600
Jay S. Layman	NIL	N/A
William E. Threlkeld	82,567	73,140
Peter D. Williams	26,667	206,700

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated

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on the difference between the closing market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.
(2)	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.

During the most recently completed financial year the President and COO exercised 75,000 options to acquire common shares of the Corporation at an exercise price of $12.60. None of the other NEOs exercised any options to acquire common shares of the Corporation. The share based awards disclosed above are RSUs which vested during the year. In 2017, one tranche of 62,750 RSUs vested on March 3, 2017 in connection with the announcement of an updated resource estimate for the Kerr Deposit.

PENSION PLAN BENEFITS

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Except as disclosed below, the Corporation and its subsidiaries have no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the corporation or change in a Named Executive Officer’s responsibilities.

The Chairman and CEO, the President and COO, the Senior Vice President, Exploration, the Senior Vice President, Technical Services and the Vice President Finance and Chief Financial Officer of the Corporation presently earn a base salary of $500,000(US), $400,000(US), $300,000(US), $300,000(US) and $300,000 respectively per year. NEOs are entitled to a payment equal to 100% of base salary upon termination for any reason other than cause. This termination payment is also triggered by a change of control of the Corporation whether or not termination occurs.

DIRECTOR COMPENSATION
Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year:

Director Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
A. Frederick Banfield	52,125	NIL	135,020	NIL	NIL	Nil	187,145
Eliseo Gonzalez-Urien	71,500	NIL	135,020	NIL	NIL	NIL	206,520
Richard C. Kraus	71,672	NIL	135,020	NIL	NIL	NIL	206,692
John Sabine	65,156	NIL	135,020	NIL	NIL	NIL	200,176
Gary Sugar	52,125	NIL	135,020	NIL	NIL	NIL	187,145

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From its inception, until 2003, the only compensation paid by the Corporation to directors consisted of stock options. In 2003 the Board’s Compensation Committee assessed the compensation paid to directors by natural resource companies comparable to the Corporation. Their recommendations were presented to, and approved by, the full Board. Commencing July 1, 2003 the Corporation adopted a compensation plan for outside independent directors which provided for stock options plus annual fees of US$15,000 to each director payable quarterly in arrears plus reimbursement of expenses directly related to their duties as directors. Effective January 2005, the annual fees were increased to US$20,000 for each director. Effective January 1, 2008, the annual fees were increased to US$25,000 for each director. Effective January 1, 2011, the annual fees were increased to US$40,000 for each director. The chairman of the Audit Committee receives an additional US$15,000 per year and the chairmen of the Compensation, Technical, and Corporate Governance and Nominating, Committees each receives an additional US$10,000 per year. There is no additional compensation for attending meetings or participating in Board committees. This compensation is reviewed on an annual basis. The Chairman and CEO and the President and COO do not receive this compensation. In addition, the Corporation may compensate directors for services they may provide outside the role of a director. All such compensation is fully disclosed in notes to the December 31, 2017 annual audited financial statements and in the table herein entitled Director Compensation Table.

As disclosed elsewhere in this Management Proxy Circular, the Corporation has a stock option plan for the granting of incentive stock options to the directors. The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align their personal interests to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Directors who are not Named Executive Officers:

	Option-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)
A. Frederick Banfield	50,000	12.60	March 5, 2018	83,500
	50,000	10.36	March 24, 2019	195,500
	25,000	9.00	April 27, 2020	131,750
	25,000	10.45	December 19, 2021	95,500
	20,000	13.14	December 14, 2022	22,600
Eliseo Gonzalez-Urien	50,000	12.60	March 5, 2018	83,500
	50,000	10.36	March 24, 2019	195,500
	25,000	9.00	April 27, 2020	131,750
	25,000	10.45	December 19, 2021	95,500
	20,000	13.14	December 14,2022	22,600
Richard C. Kraus	50,000	8.00	December 18, 2018	313,500
	25,000	9.00	April 27, 2020	131,750

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	Option-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)
	25,000	10.45	December 19, 2021	95,500
	20,000	13.14	December 14, 2022	22,600
John Sabine	50,000	9.72	June 24, 2019	227,500
	25,000	9.00	April 27, 2020	131,750
	25,000	10.45	December 19, 2021	95,500
	20,000	13.14	December 14, 2022	22,600
Gary Sugar	50,000	17.16	May 13, 2021	NIL
	25,000	10.45	December 19, 2021	95,500
	20,000	13.14	December 14,2022	22,600

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $14.27, and the exercise or base price of the option.

The Corporation has adopted a policy that all options granted to directors, including directors that are also officers, are:

(a)	not exercisable until the option grant is approved by the Corporation’s shareholders, with the shares held by the directors being excluded from voting; and

(b)	made subject to specific vesting requirements, which may include the achievement of Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives.

The options granted in 2013 (and expiring in 2018) and in 2014 (and expiring in 2019) were subject to vesting on the earlier of completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation and receipt of approval of the KSM EA by federal and provincial regulators and are now vested. The options granted in 2015 (and expiring in 2020), in 2016 (expiring in 2021) and in 2017 (expiring in 2022) will vest on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation.

As discussed in the section “Restricted Share Units” above, the Corporation achieved five of seven of the Corporation’s objectives for 2017 during 2017, including successfully completing a drill program at the Iron Cap deposit that tested the down dip extension and followed up on the new higher-grade discovery made last year above Iron Cap and, at the Iskut Project, the Company completed a drill program that focussed on the high grade potential at the Quartz Rise target and began implementation of the Johnny Mountain reclamation and closure plan. The Corporation achieved its sixth objective, involving the completion of a new resource estimate for the Iron Cap zone at the KSM Project for the purposes of demonstrating growth in gold ownership per share, in the first quarter of 2018. The Corporation also completed two flow-through financings and a prospectus offering. These achievements and comparisons of grants made by similar companies to executives with similar

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responsibilities were considered by the Compensation Committee when it recommended the grant of options to directors at the end of 2017.

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2017 for each of the Directors:

Director Name	Value on Date Vested (1) ($)
A. Frederick Banfield	Nil
Eliseo Gonzalez-Urien	Nil
Richard C. Kraus	Nil
John Sabine	Nil
Gary Sugar	Nil

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-101 sets out certain reporting requirements for issuers concerning their corporate governance practices. In response to the requirements, the Corporation reports the following with respect to its practices.

BOARD OF DIRECTORS

Independence – A majority of the Corporation’s directors are considered to be independent. The Corporation proposes eight directors for election at the Meeting, six of whom it considers to be independent (a director who is independent of management and is free from any interest or any business or any other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings); A. Frederick Banfield; Eliseo Gonzalez-Urien; Richard C. Kraus; Clem Pelletier; John Sabine; and Gary Sugar. The Chairman and CEO, Rudi P. Fronk, and the President and COO, Jay Layman, are not considered to be independent due to their positions as officers.

Other Directorships - The following directors of the Corporation are also directors of other public companies as of the date of this Management Proxy Circular: Rudi Fronk and Eliseo Gonzalez-Urien are directors of Paramount Gold Nevada Corp., in which the Corporation owns shares and is the holder of a 10% net profits interest in one of its development projects; John Sabine is also a director of North American Nickel Inc., Barkerville Gold Mines Ltd. and Falco Resources Ltd.; Clem Pelletier, a director nominee, is also a director of Goldcorp Inc. and BQE Water Inc.

Meetings of Independent Directors - Independent directors have a mandate to meet formally once a year without non-independent directors or management to consider their effectiveness and independence as directors and to review whether or not they have the information and resources necessary to fulfill their obligations as directors and carry out the approved mandate of the Board. In addition, the independent directors are tasked to consider

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their relationship to management and whether or not, in their view, they have provided sufficient direction to management and whether or not, in their view, this direction has been followed appropriately. The independent directors met once during the Corporation’s most recently completed financial year.

Independence of Chair - The Chairman is not independent due to his position as an officer of the Corporation. The Board does not have an independent lead director, but the Corporation has formed a Corporate Governance and Nominating Committee which comprises all directors that are not officers. This Committee’s work places emphasis on ensuring that independent directors have the information and resources required to meet their responsibilities and provides a mechanism for leadership input from independent directors. Board processes are designed and managed to ensure that committees are given the resources to arrive at independent conclusions. The Board’s composition supports the independent work of the Corporation’s committees by ensuring that committees consist of directors with experience in the disciplines required for the performance of their mandates without the need for significant input from management. Two key committees in this respect are the Technical Committee which assesses the Corporation’s engineering and geological programs and the Compensation Committee. Both committees have a depth of experience equivalent to that of the management.

Attendance – During the fiscal year ended December 31, 2017, the Corporation held 9 directors’ meetings. All directors were at all meetings except that Jay Layman missed one meeting during 2017 due to travel on behalf of the Company. When appropriate, directors are excluded from portions of some meetings in order to facilitate discussions among independent or non-conflicted directors.

BOARD MANDATE

The Board’s formally approved mandate is as follows:

The Corporation's Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs. Under its governing statute (the Canada Business Corporations Act), the Board is required to carry out its duties with a view to the best interests of the Corporation. The Board specifically recognizes its responsibility for the following areas:

(i)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting their Corporation;

(ii)	reviewing and approving corporate objectives, goals and strategies with a view to enhancing shareholder value;

(iii)	reviewing and approving the Corporation’s operating plans and monitoring performance;

(iv)	reviewing significant operational and financial issues as they arise and providing direction to management on these matters;

(v)	acting diligently to ensure that the Corporation fulfills its legal and regulatory requirements;

(vi)	evaluating the effectiveness of senior management and establishing their compensation; and

(vii)	evaluating whether or not directors receive the information they require to perform their duties as directors.

POSITION DESCRIPTIONS

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The Corporation has developed positions descriptions for the Chairman and CEO, the Chairman of each Board committee and the senior officers. In general, it is the responsibility of the Chairman and the Chairmen of the committees to ensure that the formally approved mandates of the Board and its committees are fulfilled. The Chairman and CEO has the responsibility for:

(i)	managing the day-to-day business of the Corporation in order to achieve the corporate goals established by the Board;

(ii)	protecting the interests of shareholders and employees;

(iii)	complying with the Corporation’s formally approved Manual of Corporate Practices and the laws and regulations governing business conduct; and

(iv)	ensuring that the Corporation’s Board is advised of all material matters affecting the Corporation so as to enable the Board to fulfill its mandate.

ORIENTATION AND CONTINUING EDUCATION

New directors are provided with Board and committee mandates and minutes, and the opportunity to meet with individual employees and directors for briefings. The Board has no formal policy for providing continuing education to its directors. Publications, advisories from regulators and the advice of counsel and auditors are regularly provided to directors for their review. Directors are selected for their expert knowledge of the mining industry which is continuously updated by them through their involvement in the industry.

CODE OF BUSINESS ETHICS

The Corporation has adopted a formal Manual of Corporate Practices which includes a Code of Business Ethics which is posted on its website (www.seabridgegold.net) and is provided to all directors, officers and employees. The Code was updated in November 2007, 2009, 2010, 2012 and further amended at the beginning of 2017 and a copy of the updated Code is available in the Corporation’s documents at www.sedar.com. The Board does not formally monitor compliance with the Code. The CEO is responsible for reporting to the Chairman of the audit committee and to the Board any infractions of which he is aware. No such infractions were reported to the Board in 2017. The Code contains a specific provision for dealing with transactions in which a director has a material interest. This provision, which ensures that the Board is able to make an informed, independent decision free of conflict, was followed in 2017. A Whistleblower Policy was formally adopted in 2005 to promote ethical behaviour. This Policy is published on the Corporation's website. The Board is not aware of any reports by whistleblowers made pursuant to the Policy in 2017.

NOMINATION OF DIRECTORS

The Corporation has a Corporate Governance and Nominating Committee that is composed entirely of independent directors. Collectively, the Board has numerous contacts in the industry and the Committee generally canvasses the directors for suggestions for new candidates for Board nomination with the expertise being sought. Once a list of candidates is established the Committee engages in a review of candidates, including interviews. The independent directors meet annually to discuss their assessment of the Board’s effectiveness including the size of the Board and whether or not it has the expertise required to perform its duties of oversight properly.

The Corporate Governance and Nominating Committee’s primary responsibilities are to:

  Nominate candidates to be placed on the ballot for shareholders to consider at the annual shareholder’s meeting;

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  Recommend nominees to be appointed by the Board to fill interim director vacancies; and

  Recommend directors to be selected for membership on the various Board committees.

COMPENSATION

The compensation committee undertakes an annual review of compensation for officers and directors. The committee establishes a list of comparable companies selected on the basis of size and nature of business in order to ensure that the comparison is relevant with respect to roles, responsibilities and requirements imposed upon officers and directors. Compensation for these comparable companies is obtained from public sources. The committee attempts to compensate its officers and directors within the range established by its peer group after considering both cash compensation (salaries and bonuses) and options.

The compensation committee consists entirely of independent directors.

The formally approved mandate of the compensation committee is as follows:

(i)	On an annual basis, review the total compensation of the President and COO, the Chairman and CEO, the Chief Financial Officer and Vice President(s) against their performance, mandates and goals and make recommendations on their compensation to the Board;

(ii)	Review, approve and recommend to the Board for confirmation all grants of options to all directors and employees; ensure the proper administration of the Corporation’s options and RSU programs in conformity with the Corporation’s Option Plan and Restricted Share Unit Plan;

(iii)	Review on an annual basis the Corporation’s overall hiring and compensation practices with reference to industry norms.

The Corporation has not retained an outside compensation consultant or advisor.

OTHER BOARD COMMITTEES

In addition to the Compensation Committee, the Corporate Governance and Nominating Committee and the Audit Committee, the Corporation has a Technical Committee and the Board has adopted a mandates that outline guidelines and responsibilities for this committee and the corporate governance element of the Corporate Governance and Nominating Committee. In addition to its responsibilities with respect to Board nominations, the mandate of the Corporate Governance and Nominating Committee includes the following:

(i)	Prepare and recommend to the Board on an annual basis, proposed goals for the Corporation and its CEO and a mandate for the CEO;

(ii)	Ensure that the Board is adequately informed of developments and issues within the Corporation such that it is able to fulfill its duties and responsibilities;

(iii)	Ensure that the Board reviews and approves all major corporate decisions which could reasonably be expected to affect shareholder value;

(iv)	Assess the effectiveness of the Board as a whole, of each of the directors and of each committee of directors and consider the impact that the number of directors has on effectiveness of the Board.

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(v)	Conduct an annual discussion among independent directors on the role and effectiveness of independent directors;

(vi)	Ensure that each Board Committee has a clear, written mandate and is performing diligently the tasks necessary to limit Board liability;

(vii)	Oversee the administration of the Corporation’s Manual of Corporate Practices;

(viii)	Oversee an annual review of each director’s business interests in accordance with the Corporation’s Conflict of Interest Policy to ascertain which conflicts might exist with respect to the interests of the Corporation and how such conflicts, if any, are to be managed so as to ensure the independence of directors and to protect the interests of the Corporation and its shareholders; and

(ix)	Review disclosure of corporate governance matters to ensure that shareholders are adequately informed of the Board’s procedures for governance on their behalf.

To help ensure that the Corporation makes full and timely disclosure of all material information related to its operations and complies with all aspects of the law in this respect, the Corporation has adopted its Disclosure Policy.

The Technical Committee was established in furtherance of the Corporation’s commitment to adopt best practices in the areas of exploration (including estimating and disclosing mineral reserves), development, operations and promotion of a healthy, safe, and environmentally and socially responsible work environment. The Committee’s primary responsibilities are to:

(i)	provide advice, counsel and recommendations to management in these areas, including case- specific review of development projects and adoption of best practices in management; and

(ii)

assist the Board in its oversight of (a) these areas in relation to the Corporation; (b) the Corporation’s compliance with policies, procedures and standards relating to these areas; and (c) management of risks related to these areas.

ASSESSMENTS

Independent directors meet annually without non-independent directors or management to assess the effectiveness of the Board. No formal method of evaluation is used.

TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

The Corporation has not adopted term limits for the directors. During the Corporate Governance and Nominating Committee’s annual review of the Board’s effectiveness the directors are to consider the adequacy of the composition of the Board, the effectiveness of directors and whether it collectively has the expertise in the various areas it determines are important for the Corporation’s business at the time. Where changes are considered appropriate, the directors identify new director nominees and recommend that those nominees be elected by shareholders. The Corporation has seen periodic turnover in directors in recent years and believes its approach to Board renewal has been effective. The Board is proposing to add a new director at the Meeting after having assessed several qualified candidates.

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POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD
The Corporation has not adopted a written policy relating to the identification and nomination of women directors or officers. The Corporation’s employment policies incorporate principles that are applicable to diversity issues generally, but it does not believe that a policy focused on gender only is warranted.

The Corporation is dedicated to a diverse workforce. It does not engage consultants to conduct searches for candidates for director and officer positions, rather, when new positions open up, its directors and management canvass their networks of colleagues to identify suitable candidates to fill the positions. The Corporation’s Employment Policy, which is set forth in its Manual of Corporate Policies and Practices, states that “The Company is committed to the removal of employment-related barriers which may inhibit the recruitment and retention of women, persons with disabilities, members of visible minorities and Aboriginal persons.” In order to promote diversity, the Company has begun to consider more consciously the level of representation of women, and other under-represented groups, when identifying candidates for positions as directors and officers.

Once candidates are identified, as stated in the Corporation’s Employment Policy: “The fundamental principle of the Company’s Employment Policy is that all employment decisions should be made on the basis of merit.” It further goes on to state: “At Seabridge, all employees and applicants are evaluated according to their job-related skills, qualifications, abilities and aptitudes only.” Accordingly, the Corporation does not consider gender when making decisions to nominate directors or hire officers. In making its final decisions on whom to hire, the Corporation is focused on experience, track record, qualifications, reputation and education. The Corporation believes it is best served by hiring the best person in each role, regardless of gender, race or other aspects of a person’s identity. Of the seven current members of the Corporation’s Board of Directors, none are women. Of the seven executive officers of the Corporation, none are women.

Consistent with its beliefs, the Corporation’s employment policies do not include specific objectives for gender diversity and, therefore, no measures for assessing implementation or effectiveness of such policies. The Corporation does not believe that targets or quotas would improve the likelihood of selecting the best candidates in any particular role. Therefore, it has not adopted targets for women for its Board or executive officer positions. Nonetheless, the Corporation is committed to a workplace environment where personnel are treated with dignity, fairness and respect, and have equal employment opportunities, free of discriminatory practices and illegal harassment.

RESPONSE TO SHAREHOLDERS

The Corporation communicates regularly with its shareholders and maintains a website at www.seabridgegold.net. Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that management's communications with shareholders, and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders please advise us at: The Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, info@seabridgegold.net or by fax at 416-367-2711.

EXPECTATIONS AND ACCOUNTABILITY OF MANAGEMENT

The Board's access to information relating to the operations of the Corporation, through the membership on the Board of Directors of a key member of management and, as necessary, the attendance by other members of

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management at the request of the Board, are key elements to the effective and informed functioning of the Board of the Corporation. Monthly financial reports are provided to all directors which reconcile actual to budgeted expenditures. In addition, since 2004 the Corporation’s auditors have undertaken formal reviews of quarterly financial statements. This review includes a meeting between the Board’s Audit Committee and the auditors. In the past, the Corporation has followed this procedure on an informal basis but has elected to formalize the review in keeping with new standards for continuous financial disclosure. The Board believes that a formal review by the auditors is a useful way to assure shareholders of management’s accountability.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation's management responds ably to this expectation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,575,833 stock options	$11.40	107,467 stock options
	127,750 RSUs	N/A	110,500 RSUs
Equity compensation plans not approved by securityholders	42,676(1)	$6.30	nil
Total	3,746, 259	$11.34	217,967

(1)	Under the terms of the acquisition of SnipGold Corp. by the Corporation, the options held by directors and officers of SnipGold Corp. under its Stock Option Plan (the “SGG Plan”) became exercisable to acquire common shares of the Corporation (instead of common shares of SnipGold Corp.). These options continue to exist under the SGG Plan. TheSGG Plan has never been approved by the Corporation’s shareholders but no further option grants will be made under the SGG Plan.

INFORMATION CONCERNING THE CORPORATION’S STOCK OPTION PLAN

The Corporation’s Stock Option Plan was originally adopted upon the listing of the Corporation’s common shares on The Toronto Stock Exchange (“TSX”) in 2008. Neither the Stock Option Plan nor the terms of any stock options granted under the Stock Option Plan were amended during the Corporation’s last fiscal year ending December 31, 2017.

The Stock Option Plan, as amended, (the “Option Plan”) is a fixed share stock option plan pursuant to which the number of common shares reserved for issuance is fixed from time to time by the shareholders of the Corporation. Other information relating to the Option Plan is summarized as follows:

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  Options may be granted to directors, officers and employees of the Corporation as well as persons or corporations engaged to provide services to the Corporation (or any entity controlled by the Corporation) and any individuals employed by such persons or corporations.

  At May 8th , 2018, the number of shares issuable, but not already issued, pursuant to the exercise of options granted or available for grant under the Option Plan and under all other security based compensation arrangements of the Corporation, including the RSU Plan described below, cannot exceed 3,326,350 common shares of the Corporation unless such figure is amended with the approval of the Corporation’s shareholders. This figure represents approximately 5.6% of the Corporation’s issued and outstanding shares as of May 8th , 2018.

  As of May 8th , 2018, the Corporation has an aggregate of 3,045,633 options outstanding under the Option Plan. The 3,045,633 outstanding options represent approximately 5.1% of the Corporation’s issued and outstanding shares as of May 8th , 2018.

  The number of shares issued to insiders of the Corporation as a group, within any one year period, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares as at the end of such one year period. The number of shares issuable to insiders of the Corporation at any time under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares on a non-diluted basis at such time. The Option Plan does not provide for a maximum number of shares which may be issued to an individual pursuant to the Option Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

  The exercise price for options granted under the Option Plan must be not less than the closing market price on the day preceding the date of grant of the options.

  Vesting of options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the Option Plan. In the event of a change of control of the Corporation, all outstanding options become vested.

  The maximum term of options granted under the Option Plan will be 5 years from the date of grant.

  If an optionee ceases to be eligible to receive options under the Option Plan as a result of termination for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date.

  If an optionee ceases to be eligible to receive options under the Option Plan for reasons other than termination for cause (or death), any outstanding options held by such optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such option or three months after the optionee ceases to be eligible to receive options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such options to remain in full force and effect until any time up to the original expiry time of such options, irrespective of whether such expiry time is more than three months after the optionee ceases to be eligible to receive options.

  The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the

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  Corporation or the Option Plan, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any option granted under the Option Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the Option Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the Option Plan;

(e)	change termination provisions for an optionee who is not an insider beyond the original expiry time;

(f)	reduce the exercise price of an option for an optionee who is not an insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;

  provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Option Plan without the consent of that optionee. Any other amendments to the Option Plan or options granted thereunder will be subject to the approval of the shareholders. In particular, the Option Plan specifies that the Option Plan may not be amended without approval of shareholders in any of the following ways:

(h)	to increase the Option Plan maximum or number of shares reserved for issuance under the Option Plan;

(i)	to grant additional powers to the board of directors to amend the Option Plan or individual options without shareholder approval;

(j)	to reduce the exercise price of options or other entitlements held by insiders;

(k)	to extend to the term of options held by insiders; and

(l)	to change the insider participation limits to those that would have triggered the requirement for disinterested shareholder approval of the Option Plan.

  The Option Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of options.

  Stock options granted under the Option Plan are not assignable, but may be exercised by the personal representative of a deceased optionee.

  Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

  The Plan requires adjustments to the numbers of shares which may be acquired and the exercise price of options in the event the Corporation proceeds with certain changes or transactions in which the Corporation’s share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid, compulsory

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  acquisition or going private transaction is completed. In such case the provisions typically entitle the optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the optionee would have been entitled had the optionee held the shares issuable under the option before such transaction, with certain exceptions. In the event that the Corporation agrees to a transaction, or is subject to a takeover bid, under which greater than 2/3rds of its outstanding shares are acquired by another person or group of persons acting in concert, the Option Plan also gives the directors the discretion to transform the option into a stock appreciation right. In the event an option is transformed into a stock appreciation right, the holder shall then be entitled to a cash payment instead of being entitled to acquire shares at a certain price. The amount of the cash payment payable shall be calculated as follows:

  Cash = S x (AP-EP)

  Where: S is the number of shares subject to the Option to which the relevant stock appreciation right relates;

  EP is the Exercise Price of the Option to which the relevant Stock Appreciation Right relates; and

  AP is the cash value of the consideration offered in the transaction, and if the consideration offered is not cash then the cash value shall be determined as of the date the consideration is initially offered. In the case of securities publicly traded on an exchange or quotation system, the cash value shall be determined using the 15 trading day volume weighted average price of the securities offered. In the case of securities not publicly traded, the cash value shall be determined in the manner decided by the directors of the Corporation, acting reasonably.

  Other than in these circumstances, the Option Plan does not contain provisions allowing the Corporation to transform a stock option into a stock appreciation right.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our Stock Option Plan for the three most recently completed financial years:

Plan	2017 Burn Rate(1)	2016 Burn Rate(1)	2015 Burn Rate(1)
Stock Option Plan	1.07%	2.15%	1.70%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

A copy of the Option Plan is available for review on the Corporation’s website at www.seabridgegold.net.

INFORMATION CONCERNING THE CORPORATION’S RESTRICTED SHARE UNIT PLAN
At the Corporation’s annual general meeting held on June 24, 2014, the shareholders approved the RSU Plan. Under the terms of the RSU Plan, the Board or, if authorized by the Board, the Compensation Committee, may grant RSUs to eligible participants. Each RSU represents the right to receive one common share for no additional consideration upon vesting of an RSU in accordance with the terms of the RSU Plan.

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A non-director officer, employee or consultant of the Corporation who has been designated by the Corporation for participation in the RSU Plan and who agrees to participate in the RSU Plan is an eligible participant to receive RSUs under the RSU Plan (an "RSU Participant"). Participation in the RSU Plan is voluntary and, if an eligible participant agrees to participate, the grant of Units will be evidenced by an agreement between the Corporation and the participant (an "Award Agreement").

The maximum number of Shares issuable, but not already issued, upon conversion of RSUs granted or available for grant under the RSU Plan, unless otherwise approved by shareholders, is 173,250 Shares (the "RSU Plan Limit"), representing in aggregate approximately 0.3% of the Corporation's issued and outstanding common shares as at May 8, 2018. There are 62,750 RSUs outstanding as of May 8, 2018, all of which vest based on the achievement of corporate objectives or expire two years after their date of grant.

The RSU Plan, together with all other previously established or proposed share compensation arrangements of the Corporation (including the Stock Option Plan), may not result in:

(a)	the number of common shares issuable to insiders at any time exceeding 10% of the outstanding shares of the Corporation; or

(b)	the issuance to insiders of the Corporation, within a one year period, of a number of common shares exceeding 10% of the outstanding issue; or

(c)	the issue to any one eligible participant or any associates of an eligible participant of the Corporation, within a one year period, of more than 5% of the outstanding issue.

A RSU will vest based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant. In the event that a vesting date occurs within a blackout period or within 5 business days thereafter, the vesting date shall be 10 business days after the blackout period ends (the "Extension Period"). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. The expiry date of each (unvested) RSU granted under the RSU Plan will be determined by the Board at its discretion at the time of each grant. On each vesting date, the Board may decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, common shares issued from treasury or a combination thereof based on the fair market value of the common shares as at such date. For the purposes of the RSU Plan, the fair market value of a common share is the weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the vesting date. In the absence of an express decision by the Board, payments in respect of an Award of a Restricted Share Unit to a Participant shall be made in common shares issued from treasury.

If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant's account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant's account will either be terminated and forfeited as of the termination date, continue to vest in accordance with their terms, or fully-vest at the discretion of the Board.

The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

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In the event the Corporation pays a dividend on the Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Under the terms of the RSU Plan, the Board may, from time to time:

(a)	amend the RSU Plan or any RSU, without obtaining approval of the shareholders of the Corporation to:

	(i)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority,

	(ii)	change vesting provisions of the RSU Plan or any Restricted Share Units; or

	(iii)	any other amendments of a non-material nature; or

(b)	suspend, terminate or discontinue the terms and conditions of the RSU Plan and the Restricted Share Units granted under the RSU Plan,

provided that:

(c)	no such amendment to the RSU Plan shall cause the RSU Plan to cease to be a plan described in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada) (the "ITA") or any successor to such provision; and

(d)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX and the New York Stock Exchange, as may be required.

Any amendment to the RSU Plan described in subparagraphs (a)(ii) or (b) above, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the RSU Plan other than as described above shall require the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the common shares (or, where required, "disinterested" shareholder approval) represented at a meeting of the shareholders of the Corporation at which a motion to approve the RSU Plan or an amendment to the RSU Plan is presented. Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved under the RSU Plan;

(b)	to change the definition of eligible participants;

(c)	to extend the term of an RSU held by an insider or to amend or remove the limits on the number of RSUs which may be granted to insiders under the Plan;

(d)	to permit RSUs to be transferred otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(e)	to permit awards other than RSUs under the RSU Plan; and

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(f)	to amend the amendment provisions of the RSU Plan so as to increase the ability of the Board to amend the RSU Plan without shareholder approval.

The RSU Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of RSUs.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our RSU Plan for the three most recently completed financial years:

Plan	2017 Burn Rate(1)	2016 Burn Rate(1)	2015 Burn Rate(1)
RSU Plan	0.12%	0.24%	0.19%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, or at any time during the most recently completed financial year was, a director, proposed nominee for election as a director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate thereof, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation, or had indebtedness to another entity during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Shareholders will be asked to vote on the reappointment of KPMG LLP, Chartered Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, as Auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid the Auditors.

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AUDITORS’ FEES

For the years ended December 31, 2017 and 2016, the Corporation paid the external auditors as detailed below:

	2017	2016
Audit fees	$319,950	$224,000
Audit related fees	Nil	Nil
Tax fees	Nil	Nil
Other fees	Nil	Nil
	$319,950	$224,000

MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

OTHER MATTERS TO BE ACTED UPON

AMENDMENT OF STOCK OPTION PLAN AND RSU PLAN

Options granted by the Corporation are pursuant to a shareholder approved Option Plan. The total number of shares that can be issued under option grants must also be approved by shareholders. As at May 8, 2018, the Option Plan provides that the number of shares issuable (but not already issued) pursuant to the exercise of options granted under the Option Plan and issuable (but not already issued) under all other security based compensation arrangements of the Corporation, including the RSU Plan, cannot exceed 3,326,350 common shares of the Corporation. This figure represents approximately 5.6% of the Corporation’s issued and outstanding shares as of May 8th, 2018. Of this total, 3,153,100 common shares are reserved for issuance upon the exercise of stock options granted or available for grant under the Option Plan and 173,250 common shares are reserved for issuance upon the exercise of RSUs granted or available for grant under the RSU Plan.

The Corporation proposes to increase the number of shares reserved for issue pursuant to the exercise of options granted or available for grant under the Option Plan by 600,000 common shares and the number of shares reserved for issue upon conversion of RSUs granted or available for grant under the RSU Plan by 100,000 common shares. The aggregate increase of 700,000 common shares to the number of common shares issuable pursuant to the exercise of options granted or available for grant under the Option Plan and issuable under all other security based compensation arrangements of the Corporation, including the RSU Plan, would result in the aggregate number of shares reserved for issue (but not already issued) upon exercise of options granted or available for grant under the Option Plan being 3,753,100 shares, representing approximately 6.3% of its outstanding shares (or 4,026,350 shares under the Option Plan and all other security based compensation arrangements of the Corporation, representing approximately 6.8% of its outstanding shares). The increased number of available options and RSUs will facilitate the Corporation's search for and retention of senior management and allow the Corporation to provide additional incentives to its employees, officers and directors.

On May 14, 2018, the board of directors of the Corporation approved amendments of:

(a)	the Option Plan to increase the number of shares reserved for issuance under the Option Plan and all other security based compensation arrangements of the Corporation, including the RSU Plan, by 700,000 shares; and

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(b)	the RSU Plan such that the number of shares issuable under the RSU Plan is increased by 100,000 common shares,

subject to receipt of shareholder approval of such amendments. Accordingly, at the Meeting shareholders will be asked to pass a resolution in the following form:

“BE IT RESOLVED that:

(a)	the amendment of the Corporation’s Stock Option Plan to increase the number of shares reserved for issuance under the Option Plan and under all other security based compensation arrangements of the Corporation by 700,000 shares to 4,026,350 shares is hereby approved;

(b)	the amendment of the Corporation’s RSU Plan to increase the number of shares reserved for issuance under the RSU Plan by 100,000 shares to 273,250 shares is hereby approved.”

A copy of the proposed Option Plan and RSU Plan, reflecting the terms of the Option Plan and the RSU Plan if the foregoing resolution is approved, is available for review on the Corporation’s website at www.seabridgegold.net.

APPROVAL OF OPTION GRANTS TO DIRECTORS

On December 14, 2017, the Board of Directors granted an aggregate of 300,000 stock options under the Option Plan to the directors of the Corporation. The Corporation has adopted a policy that all options granted to directors, including directors that are also officers, are:

(a)	not exercisable until the option grant is approved by the Corporation’s shareholders, with the shares held by the directors being excluded from voting; and

(b)	made subject to specific vesting requirements, which may include the achievement of Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives.

Accordingly, the directors’ options only become exercisable upon receipt of shareholder approvals as described below.

The directors options granted on December 14, 2017 have the following terms:

  Exercise Price. The exercise price is $13.14 per share.

  Term. All such options have a five year term, expiring December 14, 2022.

  Vesting. The options shall vest upon the earlier of completion of a joint venture transaction on one of the Corporation’s principal properties (KSM or Courageous Lake) or other transformative transaction for the Corporation.

  Shareholder Approval. In keeping with Board policy, the right to exercise the options granted to directors of the Corporation, including the Chairman and CEO and the President and COO, was made subject to disinterested shareholder approval of the specific grants.

The option grants to be approved by the disinterested shareholders are as follows:

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A. Frederick Banfield	20,000	options
Rudi P. Fronk	100,000	options
Eliseo Gonzalez-Urien	20,000	options
Richard Kraus	20,000	options
Jay Layman	100,000	options
John Sabine	20,000	options
Gary Sugar	20,000	options
Total: options	300,000

At the Meeting disinterested shareholders will be asked to pass a resolution approving the option grants in the following form:

“BE IT RESOLVED, as a resolution of disinterested shareholders, that the grant to directors of the Corporation of an aggregate of 300,000 options of the Corporation having an exercise price of $13.14 per share and an expiry date of December 14, 2022 as described in the Corporation’s Management Proxy Circular related to this meeting is hereby ratified, confirmed and approved.”

In keeping with Board policy, the Directors’ Options Resolution must be approved by a simple majority of disinterested shareholders, being those shareholders that were not granted the options that are the subject of the resolution.

APPROVAL OF PROPOSED OPTION GRANT TO NEW DIRECTOR

The Board of Directors has nominated Clem Pelletier for election to the Board at the Meeting and after his appointment the Board plans to grant Mr. Pelletier 50,000 options under the Option Plan. In light of the Corporation’s policy that all options granted to directors are not exercisable until the option grant is approved by the Corporation’s disinterested shareholders, the directors consider it appropriate to seek disinterested shareholder approval at the Meeting of the proposed grant of options to Mr. Pelletier, subject to his election as a director. With respect to such options, it is expected that they will have the following terms:

  Exercise Price. The exercise price per share will be equal to the closing price of the Corporation’s common shares on the TSX on the day before the date of the Board meeting at which the option is granted.

  Term. The options will have a five year term.

  Vesting. The options shall vest upon the completion of a joint venture transaction on one of the Corporation’s principal properties (KSM or Courageous Lake) or other transformative transaction for the Corporation.

Accordingly, subject to the appointment of Mr. Pelletier as a director and the grant of such options to him, at the Meeting disinterested shareholders will be asked to pass a resolution approving the proposed option grant in the following form:

“BE IT RESOLVED, as a resolution of disinterested shareholders of the Corporation, that the proposed grant to Clem Pelletier of 50,000 options of the Corporation having such terms as are summarized in the Corporation’s Management Proxy Circular related to this meeting, is hereby ratified, confirmed and approved.”

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The foregoing resolution must be approved by a simple majority of disinterested shareholders, being those shareholders that were not granted the options that are the subject of the resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1 or by phone 416-367-9292 or by fax 416-367-2711 or by e-mail at info@seabridgegold.net to request copies of the Corporation's financial statements and MD&A.

Financial information is provided in the Corporation's comparative audited financial statements and MD&A for its most recently completed financial year which are filed on SEDAR. Information regarding the Audit Committee of the Corporation required to be disclosed under Canadian securities laws may be found in the Corporation’s Annual Information Form under Item 9 – Audit Committee Information.

The Corporation also files with the United States Securities and Exchange Commission and the NYSE Stock Exchange and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholder proposals to be considered for inclusion in the Management Proxy Circular for the Annual General Meeting in 2019 must be received by the Corporation by February 7, 2019.

APPROVAL

The Board of Directors of the Corporation has approved the contents and sending of this Management Proxy Circular.

DATED this 8th day of May, 2018.

SEABRIDGE GOLD INC.

Signed “Rudi Fronk”

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Rudi P. Fronk
Chairman and CEO

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